EXHIBIT (a)(1)(F)

VALVOLINE INC.

NOTICE TO CERTAIN HOLDERS OF STOCK APPRECIATION RIGHTS

RE: OFFER TO PURCHASE COMMON STOCK OF VALVOLINE INC.

May 11, 2023

As you may already know, Valvoline Inc. (“Valvoline”) has recently announced an offer to purchase up to $1.0 billion in value of its common stock, $0.01 par value per share (the “Shares”), at a price not greater than $40.00 per Share nor less than $35.00 per Share, in cash, less any applicable withholding taxes and without interest (the “Offer”). You are receiving this letter because you hold vested but unexercised stock appreciation rights (“SARs”) under the 2016 Valvoline Inc. Incentive Plan. This letter provides a brief overview of the Offer and the steps you need to take if you wish to participate with respect to Shares acquired in connection with the exercise of your currently vested but unexercised SARs. If you otherwise hold Shares, including Shares held through the Valvoline 401(k) Plan, you will receive, under separate cover, Offer materials to be used to tender those Shares.

The Offer is subject to a number of terms and conditions. You should also review the more detailed explanation provided in the Offer to Purchase for Cash, dated May 11, 2023 (the “Offer to Purchase”), enclosed with this letter.

Procedure for Holders of Vested But Unexercised SARs to Participate in the Offer

The Offer is generally being made to Valvoline’s stockholders. Holders of unexercised SARs are not eligible to participate in the Offer with respect to such unexercised SARs. As a holder of vested but unexercised SARs, you may participate in the Offer with respect to the Shares underlying such SARs by first exercising such SARs and then tendering the Shares received with respect to such SARs in accordance with the terms and conditions of the Offer. You should be aware that all Shares received from the exercise of your SARs may not be purchased in the Offer even if you elect to tender such Shares.

For information about your SARs, including grant date, exercise price, vesting dates, number of Shares subject to vested Shares, and expiration dates, please access your account at netbenefits.com. Representatives of Valvoline are also available if you have questions related to your SARs or if you need assistance in exercising your vested SARs in connection with the Offer. Please keep the expiration date of your SARs in mind when making a decision about whether to participate in the Offer. The Offer will not extend the expiration date or otherwise modify the terms of your SARs.

You should also review the prospectuses prepared in connection with the registration on Form S-8 of the Shares underlying your SARs. The prospectuses are available through your account at netbenefits.com.

YOU MUST MAKE AN INDEPENDENT DECISION WHETHER TO EXERCISE YOUR SARS IN ORDER TO TENDER THE UNDERLYING SHARES.

If you chose to exercise your SARs to participate in the Offer, you will need to separately elect to tender the Shares received upon exercise. Following an election to tender the Shares you received from the exercise of your SARs, you will receive Offer documents consisting of (1) the Offer to Purchase and (2) a Letter of Transmittal. The Offer to Purchase sets forth all of the terms and conditions of the Offer, some of which are summarized below. The Letter of Transmittal is the form you would use to tell Valvoline you wish to participate in the Offer. If you have the Shares that you receive upon exercise of SARs deposited into a brokerage account, the brokerage firm will be required to tender the Shares on your behalf, and you must complete any forms required to instruct the broker to tender on your behalf and must meet any deadlines set by the broker for receipt of those forms. If you are considering exercising your SARs and participating in the Offer and have any questions, you should contact a Fidelity Stock Plan Services representative at (800) 823-0217 regarding exercising your

SARs or Georgeson LLC, the information agent of the Offer, toll free at (888) 642-8066 regarding the Offer. You can obtain a copy of the Offer documents from Georgeson LCC toll-free at (888) 642-8066.

Whether or not you choose to exercise your SARs, and whether or not you choose to participate in the Offer, are entirely your decisions. Valvoline’s Board of Directors has approved the making of the Offer. However, neither Valvoline nor its Board of Directors is making any recommendation as to whether you should exercise your SARs, whether you should participate in the Offer or, if you decide to participate, at what purchase price or purchase prices you may tender your Shares in the Offer. You should review the materials for the Offer, as may be amended or supplemented from time to time, including the Offer to Purchase and the Letter of Transmittal, and consult your own tax, financial and other personal advisors before determining whether to exercise SARs and whether to participate in the Offer.

If you do decide to exercise your vested SARs and participate in the Offer, you should be aware that the Offer expires at 12:00 midnight, at the end of the day, New York City time, on Thursday, June 8, 2023, unless extended or terminated by Valvoline. In addition, as noted above, if the Shares you receive upon exercise of SARs are deposited into a brokerage account, you will have to meet any earlier deadline set by the brokerage firm for their receipt of your instruction to tender the Shares in your account.

If you wish to exercise all or a portion of your vested SARs in order to tender the underlying Shares in the Offer, you must exercise your SARs early enough to allow Valvoline to facilitate your exercise and to transfer the Shares to you before the Offer expires. For further information, or if you have any questions relating to exercising your SARs, including those relating to the applicable deadlines, contact a Fidelity Stock Plan Services representative as described above.

If you do elect to exercise your SARs, the exercise is not revocable, even if all or a portion of your Shares are not accepted in the Offer.

Summary of Terms of the Offer

The terms and conditions of the Offer are fully set forth in the Offer to Purchase and the Letter of Transmittal. As described in such documents Valvoline will, upon the terms and subject to the conditions of the Offer, pay a price not greater than $40.00 per share nor less than $35.00 per share, in cash, less any applicable withholding taxes and without interest, for the Shares validly tendered pursuant to the Offer and not properly withdrawn. Valvoline reserves the right to purchase an additional number of shares in the Offer, not to exceed 2% of its outstanding Shares (approximately 3,316,179 Shares, based on 165,808,937 Shares issued and outstanding as of May 5, 2023), subject to applicable legal requirements, without amending or extending the Offer. If more than $1.0 billion in value of Shares are properly tendered at or below the final purchase price, Valvoline will purchase all Shares properly tendered on a pro rata basis, except for “odd lots,” which it will purchase on a priority basis, and conditional tenders whose condition was not met, which it will not purchase.

If you exercise any of your vested SARs, and Valvoline does not accept the tender of all or any of your Shares for any reason, including, without limitation, oversubscription, you will not be able to rescind your exercise.

Tax Implications

You should consult your own tax advisor as to the particular U.S. federal income tax consequences to you of exercising your SARs and tendering Shares pursuant to the Offer and the applicability and effect of any state, local or foreign tax laws and other tax consequences with respect to SAR exercises and the Offer.

Additional Information and Where to Find It

This communication is for informational purposes only. This communication is not a recommendation to buy or sell Valvoline shares or any other securities, and it is neither an offer to purchase nor a solicitation of an offer to sell Valvoline shares or any other securities. Valvoline has filed a tender offer statement on Schedule TO, including the Offer to Purchase, Letter of Transmittal and related materials, with the SEC. The Offer is only being made pursuant to the Offer to Purchase, Letter of Transmittal and related materials filed as a part of the Schedule TO, in each case as amended from time to time. Stockholders should read carefully the Offer to Purchase, Letter of Transmittal and related materials as filed and as may be amended from time to time, because they contain important information, including the various terms of, and conditions to, the Offer. Stockholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the Offer to Purchase, Letter of Transmittal and other documents that Valvoline files with the SEC at the SEC’s website at www.sec.gov or from Valvoline’s website (investors.valvoline.com), in the “Investors” section. In addition, stockholders can obtain free copies of these documents by contacting Georgeson LLC, the information agent for the Offer, toll free at (888) 642-8066.